Jay Ingram

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Division of Corporate Finance, Office of Manufacturing

March 23, 2021

Re: TriplePulse, Inc.
Offering Statement on Form 1-A
File No. 024-11329

Dear Mr. Ingram:

On behalf of TriplePulse, Inc., I hereby request to amend our qualification date and request that qualification of the above-referenced offering statement take place at 12 noon, Eastern Time, on Monday, March 29, 2021, or as soon thereafter as is practicable.

Sincerely,

/s/ Christopher Thompson

Christopher Thompson

Chief Executive Officer

TriplePulse, Inc.

cc: Edward Grenville

Inspire Business Law Group, PC